April 8, 2020

Howard Marks
Chief Executive Officer
StartEngine Crowdfunding, Inc.
8687 Melrose Avenue
7th Floor (Green Building)
West Hollywood, CA 90069

       Re: StartEngine Crowdfunding, Inc.
           Offering Statement on Form 1-A
           Filed March 12, 2020
           File No. 024-11177

Dear Mr. Marks:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Dilution, page 15

1.    Please address the following:
        Disclose the number of options included in Proceeds from option exercises and reconcile to amounts disclosed in the latest financial statements included in the offering statement;
        Disclose how Net tangible book value pre-financing reconciles to the latest financial statements included in the offering statement;
        Disclose how Shares issued and outstanding pre-financing reconciles to the latest financial statements included in the offering statement as well as shares outstanding in the Offering details on page 6; and
        Disclose how you calculated that if half of the investors receive a 20% discount the dilution to new investors will be $9.03.
 Howard Marks
StartEngine Crowdfunding, Inc.
April 8, 2020
Page 2
Principal Products and Services, page 21

2. We note your disclosure that in the past year you have broadened the types of securities that are offered on your platform, such that issuers are currently able to sell "digital assets
       (tokens)." We also note your disclosure that "all ICOs on [y]our platform" rely on exemptions from registration. To the extent your online trading platform facilitates trading of digital assets, please identify each of the digital assets that trade on
       your platform and tell us if you offer digital wallet services to your customers.
Consolidated Financial Statements, page F-1

3. Please revise to include financial statements as of the most recently completed fiscal year end and update the offering statement as applicable. Refer to Form 1-A, Part F/S,
       (c)(b)(3)(A).
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                               Sincerely,
FirstName LastNameHoward Marks
                                                               Division of
Corporation Finance
Comapany NameStartEngine Crowdfunding, Inc.
                                                               Office of
Finance
April 8, 2020 Page 2
cc:       Jamie Ostrow
FirstName LastName